Exhibit 10.1

Fastenal Company
Bonus Program for Executive Officers
Quarterly Incentives
Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of Fastenal and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our income above a predetermined minimum target.
The primary cash bonuses for all of our named executive officers are based on Fastenal's growth in pre-tax income and/or the officer's area of responsibility. The compensation committee selected pre-tax income as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The cash bonus for our chief financial officer also includes a component based on growth in company-wide net income because the responsibilities of the position allow for the affect of our entire financial position, including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the income achieved for the same quarter in the prior year. The compensation committee requires growth in income before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand Fastenal's operations in accordance with our business plans and increase shareholder value.
The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.
Cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent Fastenal's profitability grows; therefore, we do not believe it is necessary for payouts under our primary executive cash incentive program to be capped. We believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line. Therefore, we do not base these cash incentives on multiple metrics.
Our named executive officers are each eligible for a supplemental bonus program. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and provides cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.

Exhibit 10.1 (Continued)
2025 Incentive Program
The bonus arrangements for our named executive officers for 2025 were approved by our compensation committee at its last meeting in 2024, with the exception of Mr. Tunnicliff, who was appointed senior executive vice president and chief financial officer effective November 10, 2025. Consistent with prior years, the bonuses for 2025 were based on Fastenal's growth in pre-tax income or net income and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax income or net income exceeded 100% of pre-tax income or net income for the same quarter in 2024. The compensation committee determined that the payout percentages for each of the named executive officers for 2025 would remain unchanged from those in effect at the end of 2024. Ms. Lisowski's bonus payout percentages were increased temporarily effective April 17, 2025, in connection with her appointment as interim chief financial officer, in addition to executive vice president - chief accounting officer and treasurer. Mr. Tunnicliff's bonus payout percentages were determined by the compensation committee upon his appointment effective November 10, 2025.
The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2025 was determined by applying the payout percentage listed opposite his or her name below to the amount by which Fastenal's pre-tax income or net income and/or the officer's area of responsibility for that quarter exceeded 100% of such income in the same quarter of 2024 (the 'minimum target').

Name	Income Type	Payout Percentage
Mr. Florness	Company-wide pre-tax income	1.75%
Mr. Tunnicliff	Company-wide pre-tax income / Company-wide net income	0.50% / 0.35%
Ms. Lisowski (1)	Company-wide pre-tax income / Company-wide net income	0.40% / 0.27%
Mr. Watts	Company-wide pre-tax income	1.25%
Mr. Miller (2)	Pre-tax income / Company-wide pre-tax income	0.75% / 0.15%
Mr. Soderberg	Company-wide pre-tax income	0.65%
Mr. Lewis (3)	Company-wide pre-tax income / Company-wide net income	0.50% / 0.35%
(1)Ms. Lisowski's bonus percentages were 0.33% / 0.23% from January 1, 2025 to April 16, 2025. Ms. Lisowski's bonus percentages changed temporarily to 0.40% / 0.27% effective April 17, 2025 when she assumed the role of interim chief financial officer.
(2)The approximate percentage of pre-tax income attributable to our operations in the geographic area under Mr. Miller's leadership was approximately 86%.
(3)Mr. Lewis resigned effective April 16, 2025.
The following table sets out, for each quarter in 2025, our actual and minimum target pre-tax income and net income on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2024 was 100% of such income in the same quarter of 2024.)

2025	Actual Pre-tax Income	Minimum Target Pre-tax Income	Actual Net Income	Minimum Target Net Income
First quarter	$393,141,000	$389,844,000	$298,656,000	$297,740,000
Second quarter	436,610,000	386,364,000	330,283,000	292,682,000
Third quarter	440,610,000	387,627,000	335,453,000	298,041,000
Fourth quarter	384,590,000	344,293,000	294,067,000	262,090,000
As noted above, the ROA Plan, which is designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks, for 2025 was approved by the compensation committee for our named executive officers. Quarterly bonuses would be payable pursuant to the ROA Plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.' If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officers would receive the corresponding bonus amount.

Exhibit 10.1 (Continued)

Improvement Amount Exceeded	Bonus Payout
150 basis points	$15,000
100 basis points (but less than 150 basis points)	$10,000
50 basis points (but less than 100 basis points)	$5,000
In addition, for each whole percentage improvement (e.g., 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved. We achieved improvement and paid bonus amounts to our named executive officers, pursuant to the ROA Plan for each quarter in fiscal 2025 as follows:

2025	Improvement Amount Exceeded	Bonus Payout
First quarter	—	$—
Second quarter	—	—
Third quarter	—	—
Fourth quarter	—	—
Total		$—
2026 Incentive Program
The bonus arrangements for our named executive officers for 2026 were approved by our compensation committee at its last meeting in 2025. The bonus plans for our named executive officers for 2026 are unchanged from our 2025 bonus plans, except that Mr. Miller's quarterly bonus increased and will be applied to Company-wide quarterly pretax earnings exceeding 100% of the same quarter in the previous year to reflect his increased responsibilities, which include oversight of Company sales leadership.